Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 24, 2017 (except for certain unit and per unit amounts as discussed in Note 1, for the discontinued operations discussed in Note 3 and the effects thereof, and for amounts included in reportable segments in Note 15, which are as of October 2, 2017) with respect to the consolidated financial statements of Energy Transfer Equity, L.P. included in this Current Report on Form 8-K. We consent to the incorporation by reference of said report in the Registration Statements of Energy Transfer Equity, L.P. on Forms S-3 (File No. 333-216451, File No. 333-215969, File No. 333-215893, and File No. 333-146300) and on Form S-8 (File No. 333-146298).

/s/ GRANT THORNTON LLP

Dallas, Texas
October 2, 2017